NATURAL RESOURCE PARTNERS L.P.
601 JEFFERSON STREET, SUITE 3600
HOUSTON, TEXAS 77002
December 22, 2010
Ethan Horowitz
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Natural Resource Partners L.P. Form 10-K/A for Fiscal Year Ended December 31, 2009 Filed March 3, 2010 Form 10-Q for Fiscal Quarter Ended September 30, 2010 Filed November 5, 2010 File No. 001-31465
Dear Mr. Horowitz:
On behalf of Natural Resource Partners L.P. (the “Partnership”), set forth below are the Partnership’s responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated December 10, 2010, with respect to the above captioned filing. For your convenience, the exact text of the comment provided by the Staff has been included in bold face type. The Partnership’s response to the comment is set forth immediately below the text of the comment.
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Financial Statements
Notes to Consolidated Financial Statements
2. Significant Accounting Policies Update
Intangible Assets. Page 7
1.	We note your disclosure of the change in method of amortization for your intangible assets to use the greater of straight-line over the remaining useful life or the unit-of-production method. It appears that you have accounted for this change in amortization method as a change in accounting estimate under FASB ASC 250-10-45-18. A change in accounting estimate is defined by the FASB as resulting from the receipt of new information. Please describe the new information management became aware of that resulted in this change in amortization methods. In addition, please support your statement that the change “more accurately reflects the future benefits of the assets.” Your response should also address why the new method is based on the

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December 22, 2010

greater of the use of the straight-line method or unit-of-production method rather than the use of a single method of amortization.
Response:
Upon receipt of the Staff’s comments, we reviewed the Partnership’s disclosure of the amortization of intangible assets and believe that we could have better described the rationale for refining our existing accounting policies to deal with circumstances not contemplated at the time we established our policy. By way of background, in connection with several acquisitions, we identified and recorded certain contract-based intangibles as above-market contracts on our financial statements because the contractual transportation rates were deemed to be in excess of market on the date we acquired the underlying property. Our ability to deliver services under the transportation contracts is dependent upon fixed assets owned by the Partnership that are being depreciated on a straight line basis. The values of these intangibles were determined by an independent valuation company based upon the present value of cash flows generated by projected mining and related transportation activity and had been amortized based on actual units of production for the period as it relates to total estimated tons transported throughout the contract life. Historically, under normal economic conditions, this amortization method has effectively matched amortization with the related revenue and costs for both the tangible and intangible assets. However, in April 2010 we were notified by a lessee that it was temporarily idling one of its mines but planned to continue development work in other areas of the mine. The lessee also informed us that it intended to resume production in the future, but an exact date was not known. The idling was disclosed in the Subsequent Events footnote of our first quarter 2010 10-Q, and updated through discussion in the MD&A section of our second and third quarter 2010 10-Qs under Current Results. Combined with the slowdown in the economy over the last year, the idling of the mine caused us to recognize that in some cases the initial production estimates were not being met and raised the possibility that total projected production would not be met during the term of the contract related to the intangible asset.
As production from the underlying mine ceased, the Partnership considered whether amortization should be suspended for the related intangible. In considering ASC 350-30-35-6, we noted the presumption that finite lived intangible assets would be amortized and that absent a pattern of economic benefits, straight-line amortization should be used. Consequently, we concluded that it would not be prudent to cease amortizing the intangible asset and that in periods where uncertainty in cash flows exist, a minimum amortization should be recorded and that minimum amortization should be based on amortization that would have been recorded under the straight-line method. We believe this refinement links the amortization of the intangible asset more closely with the underlying tangible assets that are required to service the contract. The underlying tangible assets are amortized on a straight-line basis over their estimated useful life, which is identical to the contract life. Since the contracts that support the contract-based intangibles have finite lives, we concluded that the related contract-based intangibles are expiring due to the passage of time as well as the level of production, and that a decline in value should be systematically recognized. As such, we concluded that refining our units-of-

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December 22, 2010

production policy to require a minimum amortization would best reflect the expiration of the intangible asset over its useful life and would more accurately reflect the future costs and benefits of the assets
We intend to supplement our disclosure in future filings to better explain the rationale for refining our amortization policy as follows:
Intangible Assets
     The Partnership’s intangible assets consist of above-market contracts. Intangible assets are identified related to contracts acquired when compared to the estimate of current market rates for similar contracts. The estimated fair value of the above-market rate contracts are determined based on the present value of future cash flow projections related to the underlying assets acquired. Intangible assets are amortized on a unit-of-production basis. In April 2010, the Partnership was notified by a lessee that its production would be temporarily idled but that the lessee would continue its development work in other areas of the mine. As a result of these circumstances, the Partnership refined its accounting policy to reflect a minimum amortization to be applied in each period. For the year ended December 31, 2010, the Partnership recorded amortization expense of $X.X million, or approximately $X.XX per unit, that relates to the minimum amortization.
     In connection with responding to the Staff’s comments the Partnership acknowledges that (i) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 22, 2010

Please direct any questions that you have with respect to the foregoing to Dwight Dunlap at 713-751-7514. Also, Mr. Dunlap’s facsimile number has changed. Please send any future facsimile correspondence to Mr. Dunlap at 281-657-8014.

Very truly yours, NATURAL RESOURCE PARTNERS L.P. By: NRP (GP) LP, its general partner
By:	GP NATURAL RESOURCE
PARTNERS LLC, its general partner

By:	/s/ Dwight L. Dunlap
	Name:	Dwight L. Dunlap
	Title:	Chief Financial Officer and Treasurer

cc:	Shannon Buskirk (Commission) Wyatt Hogan (Partnership)